SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If ((yes)) is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press release

Thomson: Updated distribution of share capital

Paris, November 4, 2003: Thomson (Euronext Paris: 18453; NYSE: TMS) notes the sale by the French State of its holding in the Group today. This transaction completes the reorganization of Thomson’s capital structure started in 1998, in parallel with the positioning of the Group’s businesses to become the worldwide leader in providing end-to-end solutions (technology, equipment, services) to the entertainment industries. Following the sale, Thomson estimates its share capital to be broken down as follows:

•	Free float: 82.4%s

•	Employees(1): 4.1%

•	Treasury shares: 2.3%

•	Carlton(2): 5.5%

•	Microsoft: 3.4%

•	Shares reserved by TSA for the employee offering(3): 2,3%

Thomson confirms having purchased 3 million shares today in the private placement in line with the announcement made earlier today.

(1) Before the employee offering set out in (3) below

(2) In November 2001, Carlton issued bonds to a number of institutional investors exchangeable for 15.5 million of Thomson’s shares.

(3) Shares owned by TSA (wholly-owned by the French State) reserved for the next employee offering in accordance with the 1986 French Privatization Law, and reserved for bonus shares to be allocated to employees under the terms of the employee offerings of October 2000 and March 2002.

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The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This is not an offer to sell or the solicitation of an offer to buy any securities in France, the United States or any other jurisdiction.

Les valeurs mobilières offertes n’ont pas été, et ne seront pas, enregistrées en vertu du “U.S. Securities Act” de 1933, tel que modifié, et ne peuvent pas être offertes ou vendues aux Etats-Unis en l’absence d’un enregistrement ou d’une exemption d’un tel enregistrement. Ceci n’est ni une offre de vente, ni une solicitation en vue d’une offre d’acquérir, une quelconque valeur mobilière en France, aux Etats-Unis ou dans tout autre pays.

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About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) provides end-to-end solutions (technologies, equipment and services) to the entertainment industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: www.thomson.net

Press Relations
Stéphane Rougeot	33 1.41.86.5037	stephane.rougeot@thomson.net
Investor Relations
Pierre Villadary	33 1.41.86.6888	pierre.villadary@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : November 6th, 2003	THOMSON S.A.

	By:	/s/ MARIE-ANGE DEBON
	Name:	Marie-Ange Debon
	Title:	General Secretary